

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Mr. Richard D. Fairbank
Chairman, Chief Executive Officer, and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

> **Re: Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010, and September 30, 2010**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have reviewed your supplemental response to our comment letter dated June 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Loan Modifications and Restructurings, page 59

1. We note your response to comment three from our letter dated June 24, 2010. Please revise your future filings to quantify the types of concessions made distinguishing between each loan product for your TDRs. While you have asserted that you will comply with our original comment, these were not provided in your Form 10-Q for the period ended September 30, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 13. Commitments, Contingencies and Guarantees, page 108

2. We note from your response to comment 12 of our letter dated June 24, 2010 and the disclosures in the Changes in Representation and Warranty Reserves beginning on page 111 that your representation and warranty repurchase reserves have increased from $238 million as of December 31, 2009 to $836 million as of September 30, 2010. Footnote 3 to the Changes in Representation and Warranty Reserves table on page 111 states that the increases to this reserve during the first and second quarters of 2010 were due primarily to counterparty activity and your ability to extend the timeframe over which you estimate your repurchase liability in most cases to the full life of the mortgage loans sold for which you believe that repurchases are probable. Please tell us and consider revising your future filings to address the following:

    -   Separately quantify the amount of the increases to your representation and warranty reserve distinguishing between increases in counterparty activity and your ability to extend the repurchase liability over the life of the loan.
    -   Compare and contrast your previous methodology specifically concerning the periods over which you determine your repurchase reserves to your revised methodology which provides for a liability determined over the full life of the loan. Please also provide us with an understanding as to what event(s) transpired that resulted in this change in addition to how your previous methodology included all appropriate periods.
    -   Please provide us with a detailed analysis and timeline of events supporting the significant increase in the provision for repurchase losses during the first and second quarters of 2010 and the resulting repurchase liability.
    -   Similarly, please tell us the reasons for the significant decrease in the provision for repurchase losses during the three months ended September 30, 2010 ($16 million) as compared to the first and second quarters of 2010 taking into consideration your disclosure on page 110 that open repurchase requests have continued to increase ($1.6 billion as of September 30, 2010) along with increased realized losses and any increasing inherent losses.
    -   Tell us whether there are the same financial guaranty bond insurers/mortgage insurers in both the "Active Insured" and "Inactive Insured" Securitizations. If so, please tell us why you believe the insurer has not made any claims to date with respect to Inactive Insured Securitizations and whether they have provided you with an indication that claims may be coming in the future as they continue to work through the documents.

3. We note your response to comment 12 of our letter dated June 24, 2010 and the enhanced disclosures included within this footnote with respect to various litigation matters and Potential Mortgage Representation & Warranty Liabilities. As it relates to both your U.S. Bank Litigation and the DBSP Lawsuit discussed on page 114, please tell us and consider the need to provide a sufficient level of granularity and transparency that encompasses

management's considerations and thought processes in the determination of the reserves in future filings. For example, please tell us:

- Whether you reviewed 100% of the loans contained within the litigation on a loan-by-loan basis to develop your reserve. If not, please tell us in more detail how you performed your loan-by-loan approach;
- The types of success rates used in developing the reserve; and
- How the loss rates were developed.

4. We note your disclosure on page 111 that due to the uncertainties and lack of predictive measures to guide the range of litigation outcomes or the number of future claims that might arise, you do not believe a "meaningful range" of reasonably possible loss in excess of the aggregate repurchase reserve can be determined as of September 30, 2010. We note that "meaningful" is not the defined threshold for disclosure outlined in ASC 450-20 and that this analysis may be subject to significant interpretation. We believe that where a range of reasonably possible loss is estimable, and the top of the range is in excess of the amount accrued, which appears to be the case given the addition of significant probable incurred losses each period relating to loans sold in historical periods, the range should be disclosed pursuant to ASC 450-20-50-3. Please tell us and revise your disclosure in future filings to provide the range of reasonably possibly losses for all counterparties for which this disclosure is possible. These disclosures should be updated quarterly as additional information is obtained.

5. Please tell us and revise future filings, as applicable, whether you have declined to repurchase loans from representations and warranties provided in connection with your Active Insured Securitizations. If you have, please further tell us and revise your future filings to clarify how denied claims are ultimately resolved. In your response, address any appeals process and provide some quantification around the amount of initially denied claims that are either rescinded or ultimately repurchased or made whole. For example, tell us the types of information you would typically provide in rejecting the original request for repurchase, how long the counterparty has to review and appeal your original rejection, and the typical results in any appeal of your original rejection. Please tell us whether any changes in the original rejection conclusion are built into your "success rates." Please also tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted after any appeals process by the counterparty is complete.

6. We note your disclosures on pages 112-115 regarding the various litigation claims that you are subject to, and your disclosure in many instances that, given the various uncertainties, you cannot provide a "meaningful" range of reasonably possible losses. We note that "meaningful" is not the defined threshold for disclosure outlined in ASC 450-20 and that this analysis may be subject to significant interpretation. Please provide further clarity in your statements in many of your litigation matters that a "meaningful" range cannot be provided. Please clarify how you define this term for purposes of your disclosure threshold. In this

regard, the staff notes that simply because a range of losses may be large, does not necessarily mean that the range is not required or "meaningful" to investors. Please see Examples 1 and 3 in ASC Topic 450-20-55.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or me at (202) 551-3423 with any other questions.

Sincerely,

Amit Pande
Accounting Branch Chief